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MAR 04 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill 212-576-4574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 3/31/14

OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA EVANGELISTA
Notary Public, State of New York
No. 01EV5069461
Qualified in Queens County
Commission Expires Nov. 25 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2013

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NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2013

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2013

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Report of Independent Auditors

To the Board of Managers
and Member of
NYLIFE Securities LLC

We have audited the accompanying financial statement of NYLIFE Securities LLC (the "Company"), which is comprised of the Statement of Financial Condition as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYLIFE Securities LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$21,665,774
Receivable from NYLIFE Distributors LLC	2,090,029
Receivable from Eagle Strategies LLC	211,106
Commissions receivable	4,443,690
Fee income receivable	499,564
Other receivables	373,195
Prepaid expenses and other assets	1,827,516
Deferred tax asset	1,109,348
Total assets	$ 32,220,222
Liabilities and Member's Equity	
Payable to New York Life Insurance Company	$ 6,598,580
Federal income taxes payable to New York Life Insurance Company	834,572
Accrued commission expense	4,038,269
Accrued litigation expense	1,655,992
Other accrued liabilities	13,349
Securities sold not yet purchased	475,762
Total liabilities	13,616,524
Total member's equity	18,603,698
Total liabilities and member's equity	$ 32,220,222

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company also conducts business as a licensed insurance agency.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

Under various contractual agreements with unrelated insurance carriers, the Company receives commissions from the insurance carriers for sales of variable annuity, variable life and group annuity products, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through the Company's nonaffiliated clearing broker in connection with Eagle's investment advisory programs.

Under various contractual agreements with unaffiliated product providers, the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions are paid directly to the agents by the product providers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Cash and Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2013, such short term investments carried at fair value on the Statement of Financial Condition totaled $20,255,823. Cash equivalents carried at fair value are discussed in Note 3 - Fair Value Measurement.

Fixed Assets and Leasehold Improvements
Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included within other liabilities and are charged to earnings in the period that such determination is made. The Company classifies interest and penalties related to tax uncertainties as income tax expense.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncement
In July 2013, the FASB issued updated guidance regarding the presentation of unrecognized tax benefits when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. This new guidance is effective for annual reporting periods that begin after December 15, 2013, and should be applied prospectively, with early application permitted. This guidance is not expected to have a significant effect on the Company's financial position, results of operations, and financial statement disclosures.

3. Fair Value Measurement

The authoritative guidance related to fair value measurements and disclosures defines fair value and establishes a framework for measuring fair value that includes a three level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized into the three levels of the fair value hierarchy based on the inputs to the valuation as follows:

Level 1 Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

The following table represents the balances of assets measured at fair value within the fair value hierarchy as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents				
Money market funds	$ 52,908	$ -	$ -	$ 52,908
Commercial paper	-	4,169,925	-	4,169,925
U.S. Treasury bills	-	16,032,990	-	16,032,990
Total cash equivalents	$ 52,908	$ 20,202,915	$ -	$ 20,255,823
Securities owned (1)				
Asset backed securities	$ -	$ 28,325	$ -	$ 28,325
Equity securities	981	-	-	981
Mutual funds	1,577	-	-	1,577
Total securities owned	$ 2,558	$ 28,325	$ -	$ 30,883
Securities sold not yet purchased				
Equity securities	$ 3,409	$ -	$ -	$ 3,409
Mutual funds	467,349	-	-	467,349
Municipal bonds	-	5,004	-	5,004
Total securities sold not yet purchased	$ 470,758	$ 5,004	$ -	$ 475,762

(1) Long securities are included in prepaid expenses and other assets on the Statement of Financial Condition.

Transfers Between Levels

Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2013, there were no transfers between levels.

Determination of Fair Values

The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash Equivalents

Cash equivalents include money market funds, commercial paper and Treasury bills. Money market funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1 within the fair value hierarchy. Commercial paper and Treasury bill fair value is based on observable inputs and they are classified as Level 2 within the fair value hierarchy. The

prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Other Securities
Other securities, included in other assets, and securities sold not yet purchased, includes equity securities, mutual funds, asset backed securities and municipal securities. Equity securities and mutual funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1 within the fair value hierarchy. Asset backed and municipal securities fair value is based on observable inputs using readily available pricing information and they are classified as Level 2 within the fair value hierarchy.

4. Related Parties Transactions

Commissions receivable and accrued commission expense on the Statement of Financial Condition includes $1,021,158 and $1,482,290, respectively, of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for certain services based upon separately identifiable actual costs incurred. The services include personnel, office space, other services, and administrative.

The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or allocated by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

5. Guarantees

The Company introduces all of its securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

6. Income Taxes

Pursuant to the tax allocation agreement (see Note 2 - Significant Accounting Policies), as of December 31, 2013 the Company recorded a net income tax payable to New York Life of $834,572.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

The components of the net deferred tax asset reported as of December 31, 2013 are attributable to the

following temporary differences:

Deferred tax assets	
Accrued expenses	$ 579,597
Depreciation	529,751
Deferred tax asset	$ 1,109,348

As of December 31, 2013, the Company has no federal net operating or capital loss carryforwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

A valuation allowance against the deferred tax asset established at the date of the Statement of Financial Condition is not considered necessary because it is more likely than not the deferred tax asset will be realized.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2007 and in 2012 began its examination of tax years 2008 through 2010. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any uncertain tax positions as of December 31, 2013.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2013, the Company had net capital, as defined under such rules, of $11,970,824 which was $11,720,824 in excess of its required net capital of $250,000.

8. Contingencies

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

9. Subsequent Events

Management has performed an evaluation of subsequent events through February 27, 2014, the date the financial statement was available to be issued. Management has determined that there are no other subsequent events that would require disclosures in the Company's financial statement through this date.